January 31, 2006
Mr. Brian Cascio
United States Securities Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Cirrus Logic, Inc. Form 10-K for Fiscal Year Ended March 26, 2005 Filed May 27, 2005 File No. 000-17795
Dear Mr. Cascio:
The purpose of this letter is to respond to your letter dated January 20, 2006 in which you communicated certain comments regarding our Form 10-K for the year ended March 26, 2005. To assist you in reviewing our responses, we will precede each response with a copy (in italicized type) of the comment as stated in your letter.
Form 8-K filed October 19, 2005
1.	We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted net sales, adjusted cost of sales, adjusted gross margin, adjusted selling, general and administrative expenses, adjusted research and development expenses, adjusted total operating expenses, adjusted income (loss) from operations, adjusted interest income, net, adjusted other expense, net, adjusted income (loss) before income taxes and loss from discontinued operations, adjusted provision (benefit) for income taxes, adjusted net income (loss), and adjusted basic and diluted income (loss) per share which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K required that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, the reconciliation you have provided does not meet the requirements of Regulation G. You should explain why you believe each measure provides useful information to investor.
•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filing and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 regarding the Use of Non-GAAP Financial Measures for each non-GAAP measure presented in the statement. We may have further comment.
We will comply with these comments in the preparation of future filings. We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments to disclosure do not foreclose the Commission from taking any action with respect to the filing. Further, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me any time at (512)851-4688 or Scott Thomas, our Vice President and General Counsel, at (512)851-4950 with any further questions or comments. In addition, please send any follow-up correspondence to my attention at the address above.
Very truly yours,
CIRRUS LOGIC, INC.
/s/ John T. Kurtzweil

John T. Kurtzweil
Senior Vice President Finance and
Chief Financial Officer